UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: August 11, 2015	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

11 August 2015

RECOMMENDED CASH ACQUISITION

of

CSR PLC

by

QUALCOMM GLOBAL TRADING PTE. LTD.

an indirect wholly owned subsidiary of

QUALCOMM INCORPORATED

to be effected by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

Court sanction of the Scheme of Arrangement

CSR plc (“CSR”) is pleased to announce that the scheme of arrangement (the “Scheme”) in order to effect the recommended acquisition of CSR by Qualcomm Global Trading Pte. Ltd., an indirect wholly-owned subsidiary of Qualcomm Incorporated, (the “Acquisition”) was today sanctioned by the Court. In order for the Scheme to become effective in accordance with its terms, Court approval must be obtained for the Reduction of Capital at the Second Court Hearing which is scheduled to take place on 13 August 2015.

Dealings in CSR Shares on the main market of the London Stock Exchange will be suspended at 5.00 p.m. (London time) on 12 August 2015. It is expected that the Scheme will become effective on 13 August 2015 and that the CSR Shares will cease to be listed on the Official List of the UK Listing Authority and their admission to trading on the main market of the London Stock Exchange will be cancelled at 8.00 a.m. (London time) on 17 August 2015.

Upon completion of the Acquisition, each Scheme Shareholder whose name appears in the register of members of CSR at 6.00 p.m. (London time) on 12 August 2015 will be entitled to receive 900 pence in cash for each Scheme Share held. Settlement of the consideration to which any Scheme Shareholder is entitled under the Scheme is expected to take place on or prior to 27 August 2015.

Capitalised terms used but not defined in this announcement have the meaning given to them in the Scheme Document sent to CSR Shareholders dated 12 November 2014.

Enquiries

Qualcomm

Emily Kilpatrick, Corporate Communications Warren Kneeshaw, Investor Relations	+1 858 845 5959 +1 858 658 4813

Deutsche Bank AG (financial adviser to Qualcomm)

Mark Keene (San Francisco) Thomas Cho	+1 415 617 2800

James Stynes (New York)	+1 212 250 2500

Richard Sheppard (London) Chris Raff Charles Wilkinson	+44 (0) 20 7545 8000

Finsbury (PR adviser to Qualcomm)

James Murgatroyd Edward Simpkins	+44 (0) 20 7251 3801

CSR

Will Gardiner, Chief Financial Officer	+44 (0) 1223 692 000

J.P. Morgan Cazenove (financial adviser to CSR)

Rupert Sadler (New York) Madhu Namburi	+1 212 270 6000

Dwayne Lysaght (London) James Robinson Adam Laursen	+44 (0) 20 7777 2000

Goldman Sachs International (financial adviser to CSR)

Pawan Tewari (San Francisco) Tammy Kiely	+1 415 393 7500

Mark Sorrell (London) Nick Harper Alex Garner	+44 (0) 20 7774 1000

FTI Consulting (PR adviser to CSR)

James Melville-Ross Rob Mindell	+44 (0) 20 3727 1000

Further Information

This announcement is not intended to and does not constitute, or form part of, any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities of CSR in any jurisdiction in contravention of applicable law. The Acquisition will be made solely on the basis of information contained or referred to in, or the procedures set out in, the Scheme Document and the accompanying Forms of Proxy, which together contain the full terms and conditions of the Acquisition including details of how to vote in respect of the Acquisition.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFIN – Federal Financial Supervisory Authority). Deutsche Bank AG, London Branch is further authorised by the Prudential Regulation Authority and subject to limited regulation by the Financial Conduct Authority and Prudential Regulation Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority and regulation by the Financial Conduct Authority are available on request. Deutsche Bank AG, London Branch is acting as financial adviser to Qualcomm and QGT and no one else in connection with the Acquisition or the contents of this announcement. Neither Deutsche Bank AG nor any other company in the Deutsche Bank Group will be responsible to any person other than Qualcomm and QGT for providing the protections to clients under the UK regulatory regime nor for providing advice in relation to the Acquisition or any matters referred to in this announcement. Neither Deutsche Bank nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this announcement, any statement contained herein or otherwise.

J.P. Morgan Limited, which conducts its UK investment banking businesses as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as financial adviser exclusively for CSR and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to any matter referred to herein.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for CSR and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters in this announcement. Neither Goldman Sachs International nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this announcement, any statement contained herein or otherwise.

Overseas Jurisdictions

CSR Shareholders who are not resident in and citizens of the UK may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are contained in the Scheme Document.

The release, publication or distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom. Unless otherwise determined by Qualcomm or required by the Code and permitted by applicable law and regulation, the Acquisition will not be made in or into and will not be capable of acceptance in or from any Restricted Jurisdiction or any other overseas jurisdiction in respect of which such action would not be lawful. Accordingly, unless otherwise determined by Qualcomm or required by the Code and permitted by applicable law and regulation, copies of this announcement and formal documentation relating to the Acquisition will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction.

Note to US Shareholders and CSR ADS Holders

US Shareholders (and CSR ADS Holders) should note that the Acquisition relates to the securities of a UK company, is subject to UK procedural and disclosure requirements (which are different from those of the US) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules or the proxy rules under the US Exchange Act. The financial information with respect to CSR included in this announcement and the Scheme Document has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If QGT exercises its right to implement the acquisition of the CSR Shares by way of a Takeover Offer in lieu of the Scheme, such offer will be made in compliance with applicable US tender offer regulations.

The receipt of cash pursuant to the Scheme by US Shareholders (and CSR ADS Holders), as consideration for the cancellation of its CSR Shares pursuant to the Scheme, may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other, tax laws. Each CSR Shareholder (including US Shareholders) and CSR ADS Holder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

CSR is currently subject to the informational requirements of the US Exchange Act and, in accordance therewith, files reports and other documents with the SEC. Reports and other information filed by CSR with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov.

Neither the SEC nor any securities commission of any state of the United States has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this announcement and the Scheme documents. Any representation to the contrary is a criminal offence in the United States.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, QGT or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, CSR Shares outside the US, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices.

Any information about such purchases will be disclosed as required in the UK, will be reported to the Regulatory News Service of the London Stock Exchange and will be available on the London Stock Exchange website at http://www.londonstockexchange.com/prices-and-news/prices-news/home.htm.

Publication on website and availability of hard copies

A copy of this announcement, the Scheme Document and Forms of Proxy will be available free of charge, subject to certain restrictions relating to persons resident in any Restricted Jurisdictions, on Qualcomm’s website at www.qualcomm.com and on CSR’s website at www.csr.com by no later than 12.00 p.m. (London time) on the Business Day following the date of this announcement in accordance with Rule 26.1 of the Code.

The contents of Qualcomm’s website and CSR’s website are not incorporated into and do not form part of this announcement.

Any person who is required to be sent this announcement under the Code may request a hard copy of this announcement by contacting CSR’s registrar, Equiniti Limited, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA or by telephone, between 8.30 a.m. and 5.30 p.m. on Monday to Friday (except UK public holidays), on 0871 384 2050 from within the UK (calls cost 8p per minute excluding VAT, plus network extras) or on +44 121 415 0259 if calling from outside the UK, with your full name and the full address to which the hard copy may be sent. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form. Please note that calls may be monitored or recorded and Equiniti Limited cannot provide legal, tax or financial advice or advice on the merits of the Scheme.

Cautionary Note Regarding Forward Looking Statements

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR and the recommended cash offer for CSR by Qualcomm (the “Qualcomm Offer”), as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in our product portfolio, expected revenues in both our Core and Legacy businesses, expected margins, expected trends, expected growth in our Core business (including Voice & Music, Auto and Bluetooth Smart, as well as the potential for our indoor location business), expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected market position, including future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, expected adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management; and (ii) the expected benefits from the Qualcomm Offer.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to realise the expected benefits from the Qualcomm Offer in the amounts or in the timeframe anticipated; the effects of governmental regulation; a reduction in demand for consumer products due to challenging and uncertain economic conditions; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past acquisitions and realise the expected commercial benefits and synergies from such acquisitions and other strategic transactions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our latest Annual Report filed on Form 20-F and other filings with the US Securities and Exchange Commission. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.